Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

VIA FACSIMILE	October 17, 2006

Re:	Perdigão S.A. — Form F-3 (File No. 333-136375)
H. Roger Schwall, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Schwall:
          On behalf of our client Perdigão S.A. (the “Company”), we are writing to follow up on our discussion relating to the Company’s Report on Form 6-K, filed earlier today under the Securities Exchange Act of 1934 (the “October 17, 2006 Form 6-K”).
          As you requested, we are enclosing a copy of the Portuguese language article that appeared in Brazil in the October 16, 2006 issue of Jornal do Commercio and that was referred to in the October 17, 2006 Form 6-K. We also enclose an English translation of the sections of the article that refer to the Company.
          We would appreciate it if the Staff of the Securities and Exchange Commission would advise us if it has any questions or comments regarding the attached article. Please contact Glenn M. Reiter at (212) 455-3358 or John C. Ericson at (212) 455-3520 with any such questions or comments.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

Attachments

cc:	Donna Levy, Esq. Mr. Wang Wei Chang Ms. Edina Aparecida Gomes Biava

Translation of Excerpts from Jornal do Commercio Issue of October 16, 2006
      “Sadia. According to projections from Fator Corretora, Sadia’s preferred shares may reach R$8.00 at the end of the year, which would represent an increase of 25% in relation to the closing price of October 13. The preferred [sic] shares of Perdigão, for their part, may increase 11.21%, to R$27,67, at the end of the year. In addition, the expectation is that 2007 will be a much more promising year for both companies. In 2006, avian flu cases and international import restrictions due to foot-and-mouth disease negatively affected the performance of both companies.
      Perdigão has invested a lot in the central-western region. The location of the Rio Verde Industrial Complex, in the State of Goiás, is strategic. It is close to big grain producers and, at the same time, far from ports. The distance makes raw materials cheaper. Another competitive advantage is its proximity to the northeastern region. The main consumer markets are located within a radius of 1,000 kilometers, says Marcio Kawassaki, investment analyst with Fator Corretora.
      Perdigão. Perdigão has opted for the central-western region due to its proximity to the national emerging markets. Sadia has adopted a similar strategy this year, which strategy, in 2006, has allocated most of its investments to two new chicken slaughtering units and one pork slaughtering and processing unit in the State of Mato Grosso. The three projects will represent an investment of R$1.5 billion through 2009.
      This year, Sadia and Perdigão [shares] have accumulated losses of 3.03% and 5.39%, respectively, while the Ibovespa (BOVESPA index) increased 16.12%. The performance of the shares was affected by the hostile takeover attempt by Sadia for Perdigão.”

Copy of the Portuguese language article that appeared in Brazil in the October 16, 2006 issue of Jornal do Commercio
and that was referred to in the October 17, 2006 Form 6-K
:: Mercados
Mercado interno reúne as boas oportunidades do momento
A hora é de evitar a fragilidade externa e aproveitar o crescimento do Nordeste

YUKI YOKOI
DO JORNAL DO COMMERCIO
Os investidores estão de olho nas empresas que precisam do mercado interno para sobreviver. A estratégia é simples. Ativos atrelados ao consumo brasileiro são mais resistentes às oscilações externas, principalmente diante de questionamentos sobre o nível de crescimento da economia americana após um longo ciclo de elevação dos juros. Outro atrativo é a possibilidade de alavancar ganhos de acordo com o desempenho econômico de cada área.
A expansão de algumas empresas para a região Nordeste, por exemplo, pode ser mais um indicativo positivo na hora de tomar uma decisão de investimento. A renda das classes C, D e E tem crescido de maneira significativa, tornando a região o novo foco das empresas que desejam ampliar mercado consumidor. Sadia e Perdigão são os principais exemplos, mas companhias dos setores financeiro, de construção civil e energia também podem ser beneficiadas nos próximos anos e, segundo especialistas, merecem destaque nas carteiras de investimento.
No entanto, nem todos os setores da economia têm pares no mercado de capitais. É o que acontece com as empresas de derivados de cana de açúcar. Sua única representante na Bovespa, a Cosan, concentra a maior parte de seu faturamento na exportação de açúcar e pode não refletir com fidelidade a projeção de crescimento do consumo de etanol.
sadia. De acordo com as projeções da Fator Corretora, as ações preferenciais da Sadia podem chegar a R$ 8 até o final do ano, o que representaria uma elevação de 25% em relação ao fechamento do último dia 13. Já os papéis preferenciais da Perdigão poderão avançar 11,21%, a R$ 27,67, também até o final de dezembro. Além disso, a expectativa é de que 2007 seja um período muito mais promissor para as duas empresas. Neste ano, casos de gripe aviária e embargos internacionais por conta de focos de febre aftosa prejudicaram o desempenho das companhias.

A Perdigão investiu muito na região Centro-Oeste. A localização do complexo industrial de Rio Verde, em Goiás, é estratégica. Está próxima a grandes produtores de grãos e, ao mesmo tempo, longe dos portos. A distância acaba barateando o insumo. Outra vantagem competitiva é a proximidade do Nordeste. Em um raio de mil quilômetros estão os principais mercados consumidores do País diz Marcio Kawassaki, analista de investimentos da Fator Corretora.

Perdigão. A Perdigão optou pelo Centro-Oeste pela proximidade dos mercados emergentes nacionais. Estratégia semelhante é adotada pela Sadia que, neste ano, destinou a maior parte de seus investimentos a duas novas unidades de abate de frango e uma de abate e industrialização de suínos, no Mato Grosso. Os três projetos representarão um investimento de R$ 1,5 bilhão, até 2009.

No ano, Sadia e Perdigão acumulam perdas de 3,03% e 5,39%, respectivamente, enquanto o Ibovespa rendeu 16,12%. O desempenho dos papéis foi afetado pela oferta hostil da Sadia pela Perdigão. A notícia de que a CVM investiga insider trading (operações com base em informações privilegiadas) na tentativa de aquisição também interferiu nos preços das ações.
Agronegócio tem campo de sobra
No agronegócio, o setor com maior potencial é o de derivados da cana. “É o que crescerá mais rápido porque tem recebido mais investimentos”, afirma Paulo Molinari, consultor da Safras & Mercado. Segundo ele, o biodiesel também tende a crescer de modo significativo, mas não temcadeia produtiva formada e nem um par para investimentos no mercado de capitais. “No sentido oposto há o segmento do algodão, concentrado m Mato Grosso, Goiás e Bahia. A forte concorrência dos chineses afeta a atividade”, diz. A Cosan é a única representante do setor sucroalcooleiro na Bovespa. Líder nacional no segmento, a empresa é uma das maiores produtoras de açúcar e etanol do mundo Desde a estréia, em 18 de novembro do ano passado, as ações ordinárias da empresa caíram 25%. Segundo a Fator Corretora, o papel pode chegar a R$ 51,63 até dezembro, o que representaria uma alta de 43,41%. No entanto, os investidores devem ter cuidado. O açúcar é cerca de 70% da receita da Cosan. A fatia do etanol deve demorar a crescer, apesar do sucesso dos carros bicombustível no Brasil comenta Marcio Kawassaki, da Fator. Ele lembra que não existe mercado mundial para o etanol e que os EUA, que passou a usar a mistura com a gasolina para driblar a alta do petróleo será, a partir do próximo ano, exportador.
Construção civil e varejo são opções para aplicadores
Clodoir Gabriel Vieira, da Corretora Souza Barros, destaca as possibilidades de valorização dos papéis do setor de construção civil Gafisa, Rossi, Klabin Segall, Cyrela e Company. “As perspectivas são boas. Os bancos estão abrindo linhas de crédito e o segmento vem recebendo ainda incentivos de desoneração”, justifica. O economista enfatiza, no entanto, que o desempenho dos setores depende também de um crescimento adicional do Produto Interno Bruto projetado para o ano que vem. “Por enquanto, para 2007 temos um PIB de 3,5% e IPCA de 4,3%. Isso significa que não teremos crescimento real de acordo com essas estimativas”, diz. Ações dos setores de energia, varejo e siderurgia são as apostas do economista Luiz Rogê, do grupo CMA. “São alternativas de investimento com foco no mercado interno e também uma fuga da volatilidade que o mercado externo impõe”, afirma. Gerdau e Arcelor são alguns dos papéis citados pelo economista. “Existem ações que podem até estar um pouco caras, mas o potencial de lucro ainda é muito grande. Além disso, o desempenho não depende dos Estados Unidos e nem do desfecho da eleição”, justifica. Segundo dados da Bloomberg, o preço alvo projetado para as preferenciais da Gerdau é de R$ 45,86, o que representaria alta de 48,17% em relação ao fechamento do último dia 13. Arcelor ON pode chegar a R$ 46,91, o que indicaria alta de 19,51%. As projeções vinculam-se ao market-share do grupo. Não dependem do resultado dos pleitos dos acionistas minoritários junto à Comissão de Valores Mobiliários (CVM) para que a fusão da controladora com a Mittal gere um tag along (extensão do prêmio de controle). No varejo, as principais apostas são Pão de Açúcar e Lojas Renner. Submarino, cujas vendas caíram mais do que o projetado, pode se recuperar ainda este ano, com as vendas de Natal. O setor elétrico também merece destaque. “Quase não há risco em relação à demanda. O que pode acontecer é um choque de gestão influenciar ainda mais a valorização das ações”, diz.
Demanda por crédito impulsiona os bancos
Energia elétrica e bancos são outras áreas com boas perspectivas econômicas, nessa conjuntura prevista de juros em queda e recomposição do poder de compra no mercado doméstico. De acordo com Clodoir Gabriel Vieira, economista da Corretora Souza Barros, setores dependentes do consumo interno podem ter bom desempenho diante do dólar desvalorizado para os exportadores e das dúvidas sobre a economia dos Estados Unidos. “O aumento da demanda por crédito faz dos bancos um bom investimento. O lucro dessas instituições é constante e crescente, o que favorece também a distribuição de dividendos. O segmento pode não registrar uma forte alta, mas terá bons resultados”, afirma. Dos cinco principais papéis do setor, três têm recomendação de compra Bradesco, Itaú e Unibanco e outros dois devem ser mantidos em carteira Banco do Brasil e Nossa Caixa , segundo Vieira. As ações preferenciais do Bradesco podem alcançar R$ 113, o que indica potencial de valorização de 45,3% em relação ao último fechamento , quando encerrou a R$ 77,77. Banco Itaú PN tem valor projetado de R$ 90 e as units do Unibanco podem chegar a R$ 51, o que indicaria possível elevação de 24,82% e 190,43%, respectivamente.